131 South Dearborn Street Suite 2400 Chicago, Illinois 60603
Writer’s direct phone (312) 460-5962 Writer’s e-mail mblount@seyfarth.com	(312) 460-5000 fax (312) 460-7000 www.seyfarth.com

July 6, 2007

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:   John Reynolds

           Assistant Director

           Division of Corporation Finance

Re:   2020 ChinaCap Acquirco, Inc.

         Amendment No. 1 to the Registration Statement on Form S-1

         Registration Statement No. 333-142255

Dear Mr. Reynolds:

2020 ChinaCap Acquirco, Inc. (the “Company”) has filed with the Commission an Amendment No. 1 to the above referenced Registration Statement (the “Registration Statement”). For your convenience, we are providing you with three paper copies of Amendment No. 1, marked to show the changes made from the Registration Statement which was filed with the Commission on April 20, 2007. The changes reflected in Amendment No. 1 are intended to respond to the comments set forth in your letter dated May 21, 2007 (the “Comment Letter”). The changes made in response to the Comment Letter are discussed below. The numbered paragraphs below correspond to the numbered comments in the Comment Letter. Page references are to pages in the Prospectus included in the Registration Statement filed with the Commission on April 20, 2007.

General Comments

1.        Prior to the effectiveness of the Registration Statement, we, or the underwriters, will inform the Commission as to whether or not the amount of compensation allowable or payable to the underwriters has received clearance by the NASD.

2.        Prior to effectiveness of the Registration Statement, we will request that an AMEX representative confirm that the Company’s securities to be listed on AMEX have been approved for listing.

Securities and Exchange Commission Attn: John Reynolds July 6, 2007 Page 2

3.         The size of the offering was set at $60,000,000 as a result of discussions and negotiations with Morgan Joseph, the representative of the underwriters for this offering, taking into account current market conditions for public acquisition companies with a focus on China. To date, the Company has not identified any target business for a business combination, and neither the Company, nor any of its affiliates or representatives has taken steps towards locating or consummating a business combination transaction involving the Company. As noted in the risk factors on page 22 of the prospectus, the Company believes that the net proceeds of the offering will be sufficient to allow it to consummate a business combination, but recognizes that additional financing may be necessary if the Company’s available net proceeds prove insufficient. Since the Company has not identified any potential target businesses, the Company has no specific plans to seek additional financing.

4.         See response to Comment No. 3 above.

5.         The disclosure has been expanded to state that in light of the Board’s fiduciary obligation to the Company’s stockholders, the Company is obligated, if it is determined to be in its best interests, to bring a claim against the individuals who have agreed to provide indemnification, if necessary to enforce those indemnification obligations.

6.         We have deleted the references to a possible acquisition of a target business through contractual arrangements. We have clarified that “principal operations located in China” means a business that (a) has a majority of its operations or personnel located in China, (b) has its principal market in China, or (c) has a significant portion of its revenue subject to taxation by China or a significant portion of its business subject to Chinese regulation.

7.         We have added disclosure to detail the criteria to be considered by the Company in identifying target businesses that “would benefit from establishing operations in China.” These businesses include non-Chinese companies that could significantly (a) gain operational efficiencies, (b) develop market opportunities, or (c) improve supply chain efficiency, by establishing operations in China.

8.         As stated on Page 2 of the Prospectus, the significance of the year 2020 is that “[a]ccording to the Economist Intelligence Unit, by the year 2020, China will have achieved purchasing power parity with the US, will have Gross Domestic Product at a level equal to the US and the European Union and will match the US as the largest consumer market in the world.” The reference to 2020 is intended to refer to the macro Chinese economy and not to any micro focus on specific target companies. Consequently, we have clarified this by deleting the reference to “certain” leading Chinese companies.

9.         We have added disclosure regarding the circumstances under which the Company may acquire less than 100% of a target business and to clarify that the Company will not acquire a minority interest in a target; provided, however, that in connection with a reverse merger or other transaction in which the Company issues a substantial number of new shares to acquire a target, the

Securities and Exchange Commission Attn: John Reynolds July 6, 2007 Page 3

Company’s stockholders immediately prior to the transaction may own less than a majority of the Company’s shares subsequent to the transaction. We have also added language to clarify that if the Company acquires less that 100% of one or more target businesses in its initial business combination, the aggregate fair market value of the portion or portions acquired must equal 80% of the Company’s net assets at the time of the initial business combination.

10.         As has been the case with certain other recent filings (e.g., Hyde Park Acquisition Corp. and Alyst Acquisition Corp.), the Company has included the Insider Warrants and the underlying common stock as part of the securities registered in the Registration Statement. The purpose is to avoid the additional costs to the Company associated with filing a separate registration statement at a later date to cover these securities. We have added additional language to clarify the purpose for registering the Insider Warrants.

11.         We are not sure of the direct relevance of the staff’s interpretation concerning its PIPE position to the registration of the Insider Warrants and the underlying common stock. Nonetheless, we point out that in the case of the Insider Warrants, the warrant purchase agreement (see Exhibit 10.16), pursuant to which Win Wide will purchase the Insider Warrants, provides for the purchase of “a set number of securities [1,500,000 warrants entitling Win Wide to purchase 1,500,000 shares of stock] for a set purchase price [$1.00 per warrant and an exercise price of $6.00 per share of common stock]” and none of the conditions to closing are within Win Wide’s control. Furthermore, to the extent that the PIPE interpretation would be applicable, the fact that Win Wide would not be required to exercise the Insider Warrants would not impact the ability of the Company to register the underlying shares of common stock since the interpretation provides that with respect to a convertible security, only the convertible security and not the underlying common stock, must satisfy the conditions of the interpretation.

12.         The Insider Warrants will not be purchased in a “transaction . . . commenced publicly.” Rather, as disclosed in the Prospectus and as set forth in the Warrant Purchase Agreement (see Exhibit 10.16) the Insider Warrants will be purchased in a private placement prior to effectiveness of the Registration Statement and the consummation of the purchase of the Insider Warrants is a condition to the closing of the initial public offering. We also note that similar provisions were contained in the prospectuses for Hyde Park Acquisition Corp. and Alyst Acquisition Corp.

13.         The purchase price for the Insider Warrant purchase was determined following an examination of the exercise price for warrants which were issued in the last 10 recent initial public offerings prior to the filing of the Company’s initial S-1 which were structured similarly to the transaction contemplated by the Company’s proposed offering. We note that the average purchase price for the insider warrants issued in these 10 transactions was $1.01 per share with 8 of those 10 transactions having a purchase price of $1.00 for the insider warrants. Below is a worksheet which shows the 10 transactions that were analyzed.

Apex Bioventures	$1.00
Vantage Energy	$1.00
Transtech Services	$1.20

Securities and Exchange Commission Attn: John Reynolds July 6, 2007 Page 4

Arcade	$1.00
Columbus Acquisition	$1.00
Tailwind Financial	$1.00
Media & Entertainment	$1.00
Symmetry Holdings	$0.90
Rand II / Hyde Park	$1.00
Churchill Ventures	$1.00

AVERAGE	$1.01

Prospectus Cover Page

14.         We have deleted the reference to “certain” companies as the Company has no specific targets in mind.

15.         The equity ownership of Win Wide is as follows:

Name	No. of Shares	Percentage

U.S. Shareholders
George Lu	45,477	45.48%
Yanmei Yang	18,072	18.07%
Michael Deng	3,012	3.01%
Hong Ding	3,012	3.01%
Renzhi Zhou	2,108	2.11%
TBF Partners, LLC	1,205	1.21%
Junping Yang	3,012	3.01%

Foreign Shareholders
Xinghua Wu	13,856	13.86%
Jianze Ma	6,024	6.02%
Wei Xin	1,205	1.21%
Jianming Yu	3,012	3.01%

Prospectus Summary

16.         The Company believes that the background and experience of Mr. Lu in investing in companies in China, through Surfmax Corporation, a company he founded, is appropriate disclosure. However, we have deleted the reference on Page 2 to the screening criteria utilized by Surfmax to identify future Surfmax investments and the specific examples of Surfmax investments in China.

Securities and Exchange Commission Attn: John Reynolds July 6, 2007 Page 5

17.        No member of the Company’s management or its Board has been associated with a public acquisition company within the past five years.

18.        We disclose on page 54 under the heading “Liquidation if no business combination” that “[i]f such funds are insufficient, our management has agreed to advance us the funds necessary to complete such liquidation (currently anticipated to be no more that approximately $15,000) and has agreed not to seek repayment of such expenses.”

Risk Factors, page 14

19.        We have revised the language to eliminate the double negative.

20.        We have revised the disclosure in certain risk factors to address more fully the impact that the risks being identified might have on investors.

21.        The Company and the representative of the underwriters have determined to revise the redemption procedures to remove the requirement that the shares be physically tendered prior to the meeting. Instead, we have included disclosure similar to other public acquisition company offerings to the effect that stockholders will not be requested to tender their shares before a business combination is consummated, as well as confirmation that the Company will not charge redeeming stockholders any fees in connection with their exercise of their redemption rights.

22.        We have provided additional disclosure regarding the Company’s reimbursement procedures.

23.        We have deleted the statement in the risk factor on Page 21 that the “collective experience in business evaluations for public acquisition companies like ours is not significant.” We have inserted language to explain the procedures that will be utilized by the Company’s Board of Directors to determine the fair market value of a target company and to determine if that fair market value meets the 80% of net assets threshold.

24.        We have revised the dilution risk factor to clarify the concept of dilution.

25.        We have revised the risk factor on Page 26 to focus on the Chinese economy, and have moved the references to Chinese government control, policies and regulation to the first risk factor on Page 27.

26.        We have included additional disclosure regarding the Company’s intentions with respect to the return of funds to stockholders in the event that the Chinese authorities unwind a transaction with a Chinese company.

27.        We have expanded the disclosure to describe the timelines applicable to the transaction approval process by the Chinese authorities.

Securities and Exchange Commission Attn: John Reynolds July 6, 2007 Page 6

28.        We have included in the risk factor on Page 33 a list of which of the Company’s officers and directors reside outside of the U.S.

Forward-Looking Statements, page 36

29.        We have revised the statement on Page 36 that the Company does not undertake to update any forward looking statements.

Use of Proceeds, page 37

30.        We have disclosed that the $80,000 in advanced funds was provided by a loan from 2020 International Capital Group Limited from certain of its officers and investors.

31.        We have added disclosure to clarify that the Insider Warrant purchases will be financed by the purchasers of the Insider Warrants.

Capitalization, page 42

32.        We have reconciled the ($117,006) net tangible book value amount shown in the Dilution Table with the $19,229 Total Capitalization amount shown in the Capitalization Table by including in Total Capitalization the $47,291 note payable to stockholders, which would increase the amount of Total Capitalization shown in the Capitalization Table to $66,520. We have updated the numbers to reflect the new May 31, 2007 audited financials, and using the May 31, 2007 numbers, net tangible book value and total capitalization are determined as follows:

Net tangible book value:

Tangible net worth	$ 11,048
Deferred offering cost	($496,529)
Net tangible book value	($485,481)

Total Capitalization (actual):

Net tangible book value	($485,481)
Deferred offering cost	$496,529
Note payable to stockholders	$127,291
Total Capitalization	$138,339

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 43

33.        We have broken up the paragraph beginning “We have neither engaged in any operations” to improve its clarity.

Securities and Exchange Commission Attn: John Reynolds July 6, 2007 Page 7

34.        The administrative fee of $7,500 per month is comparable to the administrative fee charged to public acquisition companies in geographic locations other than New York and San Francisco for similar services. See, for example, the administrative fees disclosed in the prospectuses for Geneva Acquisition Corp. (Boston), Media & Entertainment Holdings, Inc. (Dallas), Taliera Corporation (Indianapolis), Trans-India Acquisition Corp. (Chicago), and Dekania, Inc. (Philadelphia). Renaissance Acquisition Corp. (Pompano Beach, CA) pays an administrative fee of $8,000 per month.

Proposed Business, page 45

35.        We have deleted the references to specific companies in the section titled “Our competitive strengths.”

36.        We have clarified the disclosure under “Experience Working as a Group” to remove the implication that all members of the Company’s management team have worked together as a group. We have included language to disclose which of the Company’s directors also serve on the Boards of Xingda International Holdings Limited and Kingsoft Corporation.

37.        We have deleted the “Strategy” section on Page 46.

Management, page 60

38.        We have deleted the reference in the description of Mr. Zhang to the listing of one of the Cathay Fund’s portfolio companies on the New York Stock Exchange. The Company is not aware of any bankruptcies or liquidations involving other companies with which its management has been affiliated.

Conflicts of Interest, page 62

39.        We have added a list of entities where specific conflicts of interest may exist that would involve a “pre-existing fiduciary or contractual obligation” as referred to in the final paragraph on Page 63.

Underwriting, page 75

40.        The representative of the underwriters has no discretionary accounts and intends to provide in the agreements with any other underwriters who participate in the offering that they agree not to make sales into their customers’ discretionary accounts.

Prinicipal Stockholders, page 65

41.        We have added disclosure to include the ownership of the residual interest in 2020 International Capital Group Limited and to indicate that 2020 International Capital Group Limited would be considered an inside stockholder.

Securities and Exchange Commission Attn: John Reynolds July 6, 2007 Page 8

42.        We have added disclosure to state that no member of the Company’s management or Board will receive compensation from 2020 International Capital Group Limited or 2020 Strategic Investments, LLC for services rendered to the Company.

43.        To address certain U.S. tax issues which can arise for U.S. persons, such as Mr. George Lu, seeking to start an active business offshore, a bifurcated structure was created whereby a significant portion of the initial investment in the Company is owned by 2020 Strategic Investments LLC, a Nevis company wholly-owned by Mr. Louis Koo, a non-U.S. person. This holding company structure is similar to the holding company structure of certain other public acquisition companies. 2020 Strategic Investments LLC will be managed by 2020 International Capital Group Limited, a Cayman Islands company, pursuant to an advisory contract, through which the economic success of 2020 Strategic Investments LLC’s investment in the Company will benefit 2020 International Capital Group Limited, and its shareholders, including, Mr. Lu.

44.        As indicated in response to Comment No. 15, we have added disclosure regarding the ownership of Win Wide. Also, we have disclosed the date of its capitalization and the capital contributions of its equity owners.

Description of Securities, page 70

45.        We have added language to indicate that the material terms of the warrants are described in the Prospectus.

Financial Statements

General

46.        A currently dated consent of Grobstein, Horwath & Company LLP is included in Amendment No. 1.

47.        The bulk of the remaining exhibits have been filed with Amendment No. 1.

Closing Comments

The Company acknowledges that:

(a)  the Company is responsible for the adequacy of the disclosure in the filing;

(b)  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission Attn: John Reynolds July 6, 2007 Page 9

The Company appreciates the staff’s comments with respect to the Registration Statement. If you have any questions with respect to this letter, please contact the undersigned at (312) 460-5962.

Very truly yours,

/s/ Michael Blount

Michael E. Blount

MEB:meb:tbm

cc:	Jay Williamson

Ethan Horowitz

G. George Lu

Gary I. Levenstein